Management Discussion and Analysis

For

Golden Goliath Resources Ltd.

For the quarter ended November 30, 2012

The following management discussion and analysis has been prepared as of January 29, 2013. The selected financial information set out below and certain comments which follow are based on and derived from the management prepared condensed interim consolidated financial statements of Golden Goliath Resources Ltd. (the “Company” or “Golden Goliath”) for the first quarter ended November 30, 2012 and should be read in conjunction with them.

Forward Looking Information

Certain statements contained in the following Management’s Discussion and Analysis constitutes forward looking statements. Such forward looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from actual future results and achievements expressed or implied by such forward looking statements. Readers are cautioned not to place undue reliance on these forward looking statements, which speak only as of the date the statements were made. Readers are also advised to consider such forward looking statements while considering the risks set forth below.

General

Golden Goliath is a Canadian listed public company with its shares traded on the TSX Venture Exchange under the symbol “GNG” as a Tier 2 company.

Golden Goliath is a junior exploration company with no revenues from mineral producing operations. The Company’s properties are all located in the State of Chihuahua, Mexico. Activities include acquiring mineral properties and conducting exploration programs. The mineral exploration business is risky and most exploration projects will not become mines. The Company may offer to a major mining company the opportunity to acquire an interest in a property in return for funding by the major mining company, of all or part of the exploration and development of the property. For the funding of property acquisitions and exploration that the Company conducts, the Company does not use long term debt. Rather, it depends on the issue of shares from the treasury to investors. Such stock issues in turn depend on numerous factors, important among which are a positive mineral exploration climate, positive stock market conditions, a company’s track record and the experience of management.

Overall Performance

During the quarter ended November 30, 2012, work on the Company’s properties consisted mostly of data review and recompilation of previous exploration work on properties including La Reforma, San Timoteo, Nueva Union and la Barranca in light of the new deposit model generated by the discovery at Orisyvo. Looking for evidence of high sulphidation epithermal mineralization related to porphyryitic intrusions is important as we want to thoroughly investigate the potential of those properties for hosting that type of mineralization. Porphyritic intrusions exist on the La Reforma and San Timoteo properties and the data review did show some potential on them as well as giving us a better understanding of the low sulphidation epithermal potential on the Nueva Union property, which has several old workings and has never been drilled.

New work on Nopalera was limited to analysing data already collected and the selection of possible drill holes. This allowed the Company to be prepared for drilling on the property while conserving capital during the downturn in the markets.

Las Bolas Property

During the quarter ended November 30, 2012 Agnico-Eagle Mines Limited (“Agnico-Eagle”) completed their first year’s work commitment on the Las Bolas property. Under the terms of the Earn-In and Shareholders agreement between Agnico-Eagle and the Company, Agnico-Eagle had to spend a minimum of $500,000 on exploration on the property during the first year of the agreement. Agnico-Eagle’s work comprised mainly diamond drilling. At the time of writing, Agnico-Eagle had not yet delivered to the Company, its report on their exploration activities. Consequently, details regarding the number of holes completed, total meters drilled, the logs and assays for these holes are not yet available.

Corona Property

On the Corona property, Comstock Metals Ltd., having completed the necessary expenditures and payments has now earned a 60% interest in the property. Exploration of the property will continue under a 60/40 Joint Venture. Legal work by both parties to draft the agreement outlining the specific terms of the agreement are in progress.

Other Properties

During the quarter ended November 30, 2012 no significant new work was conducted on the Company’s other properties.

Results of Operation

For the quarter ending November 30, 2012, the Company incurred a net loss $203,267 compared to $218,993 in the first quarter of last year and $2,380,315 in the fourth quarter of the last fiscal year. The significant differences between these periods include:

•

A write down of mineral property exploration costs of $2,007,751 in the fourth quarter of fiscal 2012 compared to nil in all the other quarters under review. It should be noted that Company continues to hold all the properties despite the fact they were written down. Management believes these properties still hold good exploration potential.

•

Revenue from the sale of securities and property contributed to higher revenue this past quarter compared to the first quarter last year.

•

Investor relation fees increased $17,125 during the past quarter compared to last year.

•

Consulting fees and wages and benefit were less during the past quarter compared to last year as the Company focused on capital preservation, while continuing to hold its team together and maintain exploration activities to advance the Company’s projects.

•

The Company had an unrealized loss on its share holdings of $61,433 as the value of its shareholdings decreased during the quarter.

As of November 30, 2012, deferred mineral property exploration costs totalled $7,668,126 compared to $7,597,438 at August 31, 2012. During the quarter, the Company incurred a total of $86,432 in exploration expenditures mostly of data review and recompilation of previous exploration work on properties including La Reforma, San Timoteo, Nueva Union and la Barranca.

Summary of Quarterly Results

The following table sets forth selected quarterly financial information for each of the last eight (8) quarters prepared in accordance with IFRS or Canadian Generally Accepted Accounting Principles (“CGAAP”).

Quarter Ending	Revenue	Comprehensive Loss	Net Loss per Share
November 30, 2012 (IFRS)	136,100	203,267	0.01
August 31, 2012 (IFRS)	3,636	2,380,315	0.02
May 31, 2012 (IFRS)	30,881	217,559	0.01
February 29, 2012 (IFRS)	5,374	823,288	0.01
November 30, 2011 (IFRS)	6,806	218,993	0.00
August 31, 2011 (CGAAP)	64,204	362,630	0.01
May 31, 2011 (CGAAP)	6,309	205,464	0.00
February 28, 2011 (CGAAP)	367	277,529	0.01

NOTE:

The revenue relates to interest earned or option payments received consisting of cash and shares. The increase in comprehensive loss in the February 29, 2012 quarter was due to a non cash charge of $553,675 for stock based compensation. There were no discontinued operations or extraordinary items on the Company’s financial statements during the above mentioned periods. The large increase in comprehensive loss in the fourth quarter ended August 31, 2012 was a result of $2,007,751 in property write downs during that quarter.

Liquidity and Capital Resources

The Company has financed its operations almost exclusively through the sale of its common shares to investors and will be required to continue to do so for the foreseeable future.

The Company had working capital of $980,073 at November 30, 2012 compared to $1,250,666 at August 31, 2012. The Company’s cash and short-term investment position at November 30, 2012 was $852,974.

In the third quarter of 2011, the Company accelerated the expiry of various share purchase warrants and agents warrants issued pursuant to a private placement completed in January and February 2010. A total of 10,885,942 warrants were exercised during the year at a price of $0.25 resulting in a total of $2,721,486 being added to the Company’s working capital.

In January and February 2010 the Company completed a private placement of 19,721,466 units at a price of $0.15 per unit for gross proceeds of $2,958,220. Each unit consisted of one common share and one half of one share purchase with each whole warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.25. Once resale restrictions on the shares have expired and upon the Company’s shares trading at or above a weighted average trading price of $0.40 for 20 consecutive trading days, the Company may give notice that the warrants will expire 30 days from the date of providing such notice (in writing to warrant holders and via a news release). Total finder’s fees of $163,860 were paid and 1,084,400 agent’s warrants having the same terms as the warrants under the units was paid. On March 18, 2011, the Company announced it was accelerating the warrant expiry date. During the year ended August 31, 2011 10,885,942 warrants were exercised and 59,191 warrants expired unexercised.

Capital Resources

Other than property taxes which are approximately $120,000 per year, the Company does not have any capital resource commitments.

Transactions with Related Parties

Key Management Compensation

	3 MONTHS ENDED NOEMBER 30,
	2012	2011
Golden Goliath Resources Ltd.
Management fees	$ 30,000	$ 30,000
Consulting fees	15,000	15,000
Minera Delta S.A. de C.V.
Wages and benefits	9,602	9,550

Total	$ 54,602	$ 54,550

Payments to key management personnel including the President, Chief Financial Officer, directors and companies directly controlled by key management personnel, and a former director, are directly related to their position in the organization.

Other Related Party Transactions

The Company entered into the following transactions and had the following balances payable with related parties. The transactions were recorded at the exchange amount agreed to by the related parties. Balances outstanding are non-interest bearing, unsecured and had no specific terms for collection or repayment.

a)

Due from related parties consists of $36,429 (2011 - $90) due from companies controlled by common directors.

Critical Accounting Estimates

Exploration and Evaluation Assets

Exploration and evaluation expenditures include the costs associated with exploration and evaluation activity. Exploration and evaluation expenditures are capitalized as incurred. Costs incurred before the Company has obtained the legal rights to explore an area are recognized in profit or loss.

Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, which management has determined to be indicated by a feasibility study, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets.

Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

It is management’s judgment that none of the Company’s exploration and evaluation assets have reached the development stage and as a result are all considered to be exploration and evaluation assets.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property may be subject to unregistered prior agreements and non-compliance with regulatory requirements. The Company is not aware of any disputed claims of title.

Changes in Accounting Policy

There were no changes in accounting policy in the past year.

Financial Instruments and Other Instruments

The Company has not entered into any specialized financial agreements to minimize its investment risk, currency risk or commodity risk. As of the date hereof, the Company’s investment in resource properties has full exposure to commodity risk, both upside and downside. As the metal prices move so to does the underlying value of the Company’s metal projects.

Outstanding Share Data

The authorized share capital consists of an unlimited number of common shares. As of November 30, 2012 and the date hereof, an aggregate of 92,216,445 common shares were issued and outstanding.

The Company had no warrants outstanding as of November 30, 2012.

As of November 30, 2012, the Company had 8,990,000 incentive stock options outstanding with a weighted average remaining contractual life of 3.46 years at a weighted average exercise price of $0.23.

Disclosure Controls and Procedures

Disclosure controls and procedures (“DC&P”) are intended to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified by securities regulations and that information required to be disclosed is accumulated and communicated to management. Internal controls over financial reporting (“ICFR”) are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purpose in accordance with Canadian generally accepted accounting principles.

TSX Venture listed companies are not required to provide representations in the annual filings relating to the establishment and maintenance of DC&P and ICFR, as defined in Multinational Instrument 52-109. In particular, the CEO and CFO certifying officers do not make any representations relating to the establishment and maintenance of (a) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation, and (b) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP. The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in their certificates regarding the absence of misrepresentations and fair disclosure of financial information. Investors should be aware that inherent limitation on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in Multinational Instrument 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Additional information relating to the Company can be found on SEDAR at www.sedar.com and also on the Company’s website at www.goldengoliath.com.